Exciting news for all investors!!

Investors may now benefit from investing directly in our real estate backed Fund and potentially earn high yield returns on their investments. The Fund is providing investors with an alternative to investing in the stock and bond market by offering up to four hundred (400) Notes.

CF Fund II, LLC (the “Fund”) is open to all investors who can invest the minimum investment of amount $50,000 (the “Minimum Investment Amount”) and meet the income requirements listed in our Offering Circular[1]. Notwithstanding the foregoing, CFI may, at its sole and absolute discretion, accept or require a lesser or greater Minimum Investment Amount. Our Fund offers potential returns ranging from 5% to up to 10% based on the amount invested and the term of investment selected.

The Fund

The name of the Fund is CF FUND II, LLC, a Pennsylvania Limited Liability Company. The Fund is a “Debt Only” fund operating in Pennsylvania. The Fund is a wholly owned subsidiary of Conquest Funding, Inc., a Pennsylvania corporation (“CFI”).

The Offering:

The Fund is offering to investors a maximum of four hundred (400) debt securities memorialized by promissory notes (the “Notes”) in the aggregate amount of $20,000,000. The price per Note is $50,000, which is the Minimum Investment Amount per investor[2]. The Fund intends to raise money through the sale of Notes in order to: (i) primarily fund, make, acquire, and/or purchase loans originated by CFI; the loans will be secured by real property and/or personal property located across the United States (focusing on Pennsylvania, Maryland and New Jersey); and (ii) secondarily to fund, finance, acquire, purchase, and/or sell real property, including distressed properties, located across the United States (focusing on Pennsylvania, Maryland and New Jersey).

Management

The Fund is owned 100% by Conquest Funding, Inc. a Pennsylvania Corporation (“CFI”) was formed in 2009. CFI is owned by Jeffrey Cella and Timothy Messerli. CFI will manage the Fund, which includes managing the lending activities of the Fund and along with investments in properties. In addition, CFI will underwrite, process and approve all loans funded by the Fund, including assembling and/or obtaining all necessary information required to make a funding decision on any loan request. CFI will also evaluate the suitability of any properties purchased by the Fund.

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1For non-accredited investors who invest in the Fund, investors must either (a) have a minimum annual gross income of seventy thousand dollars ($70,000) AND a minimum net worth of seventy thousand dollars ($70,000) (exclusive of automobile, home and home furnishing); OR (b) a minimum net worth of $250,000 (exclusive of automobile, home and home furnishings).

2 CFI, may, at its sole and absolute discretion, accept or require a lesser or greater Minimum Investment Amount.

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Investment options

Depending on the invested amount, Fund investors will have to opportunity to invest in various fixed rate options through the purchase of Notes. As listed below, the investment return is based on the term and amount of the investment:

Term in months/annualized rates of return**
Amount	6	12	24	36
$50,000 -
$99,999	5.0%	6.0%	7.0%	8.0%
$100,000-
$299,999	5.5%	6.5%	7.5%	8.5%
$300,000-
$499,999	6.0%	7.0%	8.0%	9.0%
$500,000-
$999,999	6.5%	7.5%	8.5%	9.5%
$1,000,000
and higher	n/a	8.0%	9.0%	10.0%

(Rates are annual percentage yield)

* In order to protect the integrity of the entire Fund and provide for liquidity needs, Management reserves the right to limit the amount of funds invested in any specific term or amount. Management may at its sole discretion accept investment amounts below the stated minimum.

**Returns are not guaranteed.

Investors will have the option to receive their interest income on a monthly basis or reinvest their interest for the term of the investment.

All of the Fund’s investments in loans will be backed 100% by real estate. We do this by using the offering proceeds to make real estate secured loans to a target group of qualified borrowers. If the Fund employs leverage, i.e. borrowing funds for the purpose of making and funding loans, any loans obtained by the Fund from financers (and other lenders) would be secured by the Fund’s loan portfolio. If the Fund uses borrowed funds to make loans to borrowers, the loans the Fund makes with borrowed funds would be secured by real estate provided by the borrower as collateral. In addition, any debt incurred by the Fund as a result of employing leverage will be senior to Notes.

How does the Fund generate these kinds of returns for our investors?

Description of the Business

The business of the Fund will be make loans secured by real estate or personal property and/or acquire, rehabilitate, and sell properties across the United States. The Fund intends to make loans to borrowers who need money to purchase properties in need of renovation and rehabilitation, seek to expand their business, or seek to improve their investment. The Fund intends to invest most of the offering proceeds (60% or more) in loans and the remaining (0-40%) in properties.

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The Fund will generate returns for its investors from the income it receives from the loans it makes in the form of interest, fees and points and in some situations profit sharing in certain equity transactions, and income from investments in real property.

The Fund believes there is a market demand for loans from borrowers who are real estate investors wishing to purchase properties in need of rehabilitation or renovation. However, few banks can expeditiously provide these loans, mainly due to increased Federal Banking regulations such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, which caused banks and mortgage companies to have tightened their borrower standards on all types of real estate loans.

Renovation and rehabilitation loans are composed of short term borrowing for the specific purpose of purchasing a property and rehabbing it. The investor borrower will either seek to resell the property at a higher price or refinance it with a permanent mortgage and add it to their rental portfolio. Real estate investor borrowers who can proceed quickly are often able to negotiate a better purchase price. Traditional banks move too slowly for these investor borrowers, leaving them with few cost effective funding options. Due to the profit potential in flipping homes in the short term or refinancing and building a rental portfolio in the long term, these investor borrowers expect to pay comparatively high interest rates. Short term interest rates commonly range from 9%-15%. Given the short term (6-12 months) nature of the loan and the potential high rate of return on their real estate investment, borrowers absorb a higher rate of interest and so they can have the opportunity to get their project finished. The Fund intends to lend to these types of borrowers.

In addition, some borrowers can't wait months for a bank decision and need financing quickly to take advantage of the right opportunity. Other borrowers are in need of construction funding to expand their business or improve their investment property, but renovation and construction loans are difficult to get. The self-employed business owner has also discovered how much more difficult it has become to obtain a loan. No matter what their situation, these borrowers have few options and are willing and able to pay higher interest rates ranging from 9% - 15% to get the financing they need for short period of time.

While the majority of the offering proceeds will be invested in loans, the Fund will also engage, from time to time (on an opportunistic basis), in the purchase, development, repairing, remodeling and sale of real properties. At least part of the Fund’s capital invested in acquiring properties will be directed towards purchasing properties at a discount to current (or projected) fair market value and reselling these properties for a profit. This also includes acquiring distressed properties and properties in rehabilitation situations, when the appropriate opportunities arise. Properties may be acquired from (without limitation) individuals, entities, institutional investors, financial institutions, governmental agencies and other sellers of real or personal property.

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What are the Fund objectives?

The objectives of the Fund are to provide Investors with the following:

·	High yield returns – The Fund offers rates of return that are higher than banks and traditional low yield bonds[3]; and higher than most stock dividends.

·	Monthly Income - if you are looking for additional monthly income for retirement, for living expenses or to build your savings account, we can help. At the investor’s option, the Fund intends to pay interest on a monthly basis or, at the Investor’s choice, compound the interest income in the Investor’s account through the reinvestment option.[4]

·	Compound interest option – if you don't need the monthly income, then the compounding option offers a way to grow your investment. Your interest payments will be automatically reinvested each month until you are ready to withdraw the money.

·	IRA friendly – this investment provides investors with a way to put to use their self-directed traditional IRA or Roth IRA. In addition, the compound interest option allows the growth of your IRA while deferring taxes. We can recommend several custodian companies that handle the paperwork and hold your IRA while the funds are invested with us.

·	Terms to match your investment horizon – you can select the term of your investment whether that is as short as 6 months or as long as 3 years.

·	Automatic rollover of investment – your investment will automatically rollover so you don’t miss out on earning interest.

·	Liquidity – you can choose to terminate the automatic rollover option and cash out your investment by giving us 60 days written notice prior to the maturity date of the investment. In addition, the Fund will provide to each investor a courtesy notice 90 days prior to the maturity date of the note in order to remind the investor of the forthcoming automatic rollover date (maturity date).

·	More options - Want to get the higher rates, but still have liquidity? We will show you how to “ladder” your investments so you’ll have funds available every few months.

What kind of loans will the Fund be making and for what kinds of properties?

1.	Commercial bridge loans to business owners and real estate investors in need of temporary financing. These loans will range from the short term of 6 months up to 36 months. Property types include offices, residential multi-unit rental properties, mixed use, retail, warehouse, restaurants, and various other commercial properties.

2.	Rehabilitation loans to real estate investor borrowers who are in need of funds to fix and flip or fix and refinance properties. Primarily these are single family homes and 2-4 unit residential properties.

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3 High yield bonds may offer similar rates as the Fund.

4 Notwithstanding the foregoing, returns are not guaranteed.

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3.	The Fund may invest in owner-occupied properties.[5]

The Fund does not currently have a percentage or range of percentage of offering proceeds that will be used to fund each type of loan. Each loan will be funded on an opportunistic basis as they are presented to the Fund.

How do we protect the investments we make?

1.	The Fund will screen the borrowers looking for those that meet our requirements of experience and financial condition.

2.	The Fund will analyze the underlying property and the project for soundness and repayment probability.

3.	The Fund will conduct its own inspection of the property to make sure it meets our requirements.

4.	We determine the property’s current value and after rehab value (ARV), if the property will undergo a renovation based on an appraisal or Broker Price Option (BPO).

5.	The Fund will generally lend no more than 65%-75% loan to value providing substantial equity in the collateral. We want the borrower to have equity in the property or cash into the project so they have something at risk.

6.	The Fund will require title insurance and property insurance naming the Fund as the mortgage holder.

7.	If the property is undergoing a rehab, the Fund will hold back the rehab funds and make inspections based on the contractor’s draw schedule and scope of work to determine when we should release the rehab funds.

8.	Once a project is complete, the Fund will help the borrower obtain permanent financing if they are keeping the property as a rental, or closely monitor the sales effort and activity if they are selling the property.

Six reasons to do business with us:

1.	The potential for high returns
2.	A highly experienced Management team in lending and construction financing with a history of integrity and reliability
3.	Over a five year history in the private fund business by CFI and never having missed an interest payment to any investor
4.	Simple concept to understand, no complex payout formulas

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5 To the extent the Fund invests in owner-occupied properties (consumer based lending), the Fund will obtain the necessary lending licenses in the corresponding state prior to making such loan.

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5.	Security through real estate

Background and Experience of the Principals of the Manager

Jeffrey Cella

President and Chief Executive Officer of Conquest Funding, Inc., Parent Company of CF FUND II, LLC

Jeff has worked in the commercial lending business for many years, most of those years as a commercial lender for various regional and national banking institutions. He has underwritten many types of commercial loans from small real estate loans to large multimillion dollar commercial and industrial projects. Jeff started his first private equity Fund in 2011 with the Conquest fund targeting the residential real estate investor looking for purchase and rehab loans. The Conquest fund has generated over $10 million in loans during that time and never missing an interest payment to any investor. Jeff was also a principal and a key member in starting three other private equity funds with a well-known real estate broker and investor, Donald Wenner of DLP Realty. Jeff served as Senior Vice President and Chief Financial Officer and was key in bringing the Fund concept to Don and creating DLP Capital Advisors, a fund management company. While Jeff enjoyed that process he was looking to do something a little different.

He has always believed that the ability to invest in private investments should be available to everyone, not just Accredited Investors. Upon discovering Regulation A, Jeff decided to create a new offering to invite everyone to participate in this opportunity. He also wanted to widen the scope beyond purchase and rehab loans. Jeff has now created a new offering designed to attract not just the small real estate investor, but also commercial bridge financing opportunities. Jeff’s years of experience in the commercial lending business has allowed him to develop a substantial number of relationships with investors, borrowers and loan brokers.

Jeff is a graduate of Kutztown University holds Bachelors of Science degree in Economics.

Jeff’s banking career has provided him with experience in high level service, professionalism and integrity, which he has brought to the private equity business along with a focus on outstanding service and attention to detail. In addition to his many years of lending experience, he is also a real estate investor and owns several single family and multi-family investment properties.

Jeff is responsible for the day to day operations of the Fund and is the senior loan officer of the Fund. Jeff will utilize his extensive relationships with the financial community to seek additional staff members as the Fund grows.

Timothy Messerli

Senior Vice President and Chief Operating Officer for Conquest Funding, Inc., Parent Company of CF FUND, II LLC

Since inception, Tim played a major role in the establishment and growth of the company and is co- owner of Conquest Funding Inc. As Senior Vice President and Chief Operating Officer for Conquest Funding, Inc., he has personally inspected the collateral properties financed by CFI and will continue to implement the Conquest Funding property inspection protocol.

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Tim is a Fordham University graduate holding a Bachelor of Science Degree in Accounting and Business Law.

Tim has an extensive background in management, construction management, finance, budgeting, strategic planning, sales and marketing and human resources. His background includes a diverse skill set ranging from Internal Auditor, National Bank of North America, New York, New York, Director of Operations with Bohlen-Reis Inc. General Contractor in Great Barrington, Massachusetts; Mortgage Consultant, IPI Skyscraper Mortgage Corp., Englewood Cliffs New Jersey; President of The MTR Group LLC, a business consulting company located in Allentown PA.

Tim’s knowledge of construction, land development, extensive business and sales experience along with his unique attention to detail is a tremendous asset to CFI. With his construction/real estate development experience, Tim is CFI’s liaison between the office and field teams. Focused in the field, Tim verifies permit, inspection, and municipal compliance. Tim performs all draw inspections, with immediate on site draw Funding. While closely monitoring the projects’ timely progress for CFI, interfacing with contractors, architects, sub-contractor and engineers he is able to offer borrowers practical project management suggestions to overcome challenges during the rehab procedure. Most importantly, Tim’s field concentration allows him to constantly insure the underlying value of CFI asset collateral is being maintained. Tim consults with Jeff on daily borrower decisions.

In addition to overseeing field operations, Tim develops both investment and borrower relationships through his vast contacts in the market areas. Tim works closely with Jeff to expand CFI’s investment capital base, hone CFI’s marketing program, and develop the overall strategic vision of the company.

LEGAL DISCLOSURE AND NOTICE

THIS ADVERTISEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. OFFERS WILL BE MADE ONLY THROUGH THE OFFERING CIRCULAR AND RELATED OFFERING MATERIALS WHICH WILL BE PROVIDED TO INVESTORS UPON REQUEST OR MAY BE DOWNLOADED AT: WWW.CFFUNDII.COM

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT, WILL NOT BE ACCEPTED BY THE FUND. NO SALES WILL BE MADE NOR COMMITMENTS TO PURCHASE ACCEPTED UNTIL THE OFFERING STATEMENT IS QUALIFIED. AN INVESTOR’S INDICATION OF INTEREST IS NON-BIDING.

NO SALES WILL BE MADE PRIOR TO THE QUALIFICATION OF THE OFFERING STATEMENT

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INVESTING IN THIS OFFERING HAS CERTAIN INHERENT RISKS WHICH COULD RESULT IN THE LOSS OF SOME OR ALL OF YOUR PRINCIPAL INVESTMENT. YOUR DECISION TO PURCHASE AND INVEST SHOULD BE BASED ON YOUR OWN PARTICULAR FINANCIAL CIRCUMSTANCES AND INVESTMENT OBJECTIVES. CONQUEST FUNDING, INC., ITS OFFICERS, AND REPRESENTATIVES CAN IN NO WAY GUARANTEE OR WARRANT YOUR SUCCESS.

PLEASE READ AND REVIEW THE OFFERING CIRCULAR FOR COMPLETE INFORMATION AND RISK DISCLOSURES. CONSULT YOUR TAX ADVISER OR FINANCIAL ADVISOR BEFORE INVESTING IN THE FUND. INTEREST IN THIS FUND DOES NOT OBLIGATE OR COMMIT YOU TO INVESTING IN ANYWAY. A SUBSCRIPTION AGREEMENT AND RELATED DOCUMENTS MUST BE COMPLETED PRIOR TO MAKING ANY INVESTMENT.

NO SALES WILL BE MADE PRIOR TO THE QUALIFICATION OF THE OFFERING STATEMENT

For more information contact Jeff or Tim directly.

Jeff Cella, President and CEO Office: 484-712-7372 Cell Phone: 610-509-5350 Jeff@conquestFunding.com	Corporate Office 5000 W. Tilghman Street, Suite 249 Allentown, PA 18104

Tim Messerli, Senior Vice President and COO Office: 484-712-7372 Cell Phone: 610-737-5827 tmesserli@conquestFunding.com

THE FINAL OFFERING CIRCULAR AND OFFERING DOCUMENTS MAY BE ACCESSED AT WWW.CFFUNDII.COM, IF NOT DELIVERED BY THE FUND ALONG WITH THIS ADVERTISING MATERIAL.

Our Professional Partners

Legal SEC Filing & Compliance Buchalter, a Professional Corporation Irvine, CA 92618 Main (949) 298-8050 Website: http://www.buchalter.com	Lending and Contract Law Robert H. Jacobs, Esq. 400 Northampton Street, Suite 408 Easton, PA 18042 (610) 253-9389

Financial
Accounting and Tax Services	Audit & SEC Compliance Services
Dunlap & Associates, P.C.	Spiegel Accountancy Corp
1300 Horizon Drive, Suite 106	2300 Contra Costa Blvd., Suite 425
Chalfont, PA 18914-3970	Pleasant Hill, CA 94523
Phone: 215-997-5600	Phone: 925-977-4000
www.dunlap-associates.com	www.spiegelcorp.com

Technology Services	Technology Services
Cloud Service Center, LLC	Applied Business Software, Inc.
Emmaus, PA 18049	Creators of The Mortgage Office®
610-262-1695	2847 Gundry Ave Long Beach, CA 90755
www.cloudservicecenter.com	800-833-3343

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